August 18, 2009

Via Edgar

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance, Mail Stop 4720

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, DC 20549

Re:	Zenith National Insurance Corp.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended June 30, 2009
File No. 001-09627

Dear Mr. Rosenberg:

Thank you for your letter of August 4, 2009 addressed to Mr. Stanley Zax, Chairman of the Board and President of Zenith National Insurance Corp. (the “Company”) regarding your comments on our Form 10-K for the year ended December 31, 2008 (“2008 Form 10-K”) and Form 10-Q for the quarter ended June 30, 2009 (“Second Quarter 2009 Form 10-Q”).

On behalf of the Company the following responses to your comments are made, and are keyed to the numerical references in your letter.  The comments in your letter are repeated in italics for ease of reference.

Form 10-K for the Year Ended December 31, 2008

Exhibit 13: Annual Report to Stockholders

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Investments, page 36

1.                                      Please revise your disclosure to provide more information about information obtained from your independent pricing service.  Please include the following:

•                  Whether, and if so, how and why, quotes or prices were adjusted from prices obtained from pricing services or investment brokers;

•                  Disclose the dollar fair value of investments that was based on binding broker quotes; and

•                  Regarding your process performed to validate the values obtained from your independent pricing service, the frequency of testing, the amount of tests in your sample and what you do to reconcile any material discrepancies between your test value and that provided by the independent pricing service.

We did not adjust prices obtained from our independent pricing service and we did not use binding broker-dealer quotes as fair value measurements for any security owned at December 31, 2008.

We use an independent pricing service as the primary source of our fair value measures.  At times, our pricing service may not provide a price for an individual security as of the balance sheet date, and in those cases we obtain prices from other market sources, primarily broker-dealers.  As of December 31, 2008, we had three fixed income securities with fair values totaling $14.3 million based on non-binding quotes obtained from broker-dealers.  The fair values of the remaining securities categorized as Level 1 or 2 were based on unadjusted prices obtained from our independent pricing service as of December 31, 2008.  We may adjust prices in the future on individual securities if the values provided by the independent pricing service are not within a reasonable range of comparable securities or other observable market information.

We continuously validate the values obtained from our independent pricing service using various quantitative and qualitative procedures and have included additional information in the revised disclosure shown below.

We will revise our future disclosures commencing with our Form 10-Q for the period ending September 30, 2009 (“Third Quarter 2009 Form 10-Q”) to provide additional information regarding the processes we use to validate the values obtained from our independent pricing service.  In addition, we will provide information in future filings regarding adjustments to values obtained from pricing services or binding broker-dealer quotes, if material to our consolidated financial position.  For illustrative purposes, our current disclosure in the Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations on page 38 of our Annual Report to Stockholders for the year ended December 31, 2008 would have been revised as shown below to provide the additional information (see additional wording in bold):

The fair values of our available-for-sale investments are determined using the market approach, which is based on prices and other relevant information generated by market transactions involving identical or comparable assets.  We use an independent pricing service as the primary source of our fair value measures.  This pricing service is a leading global provider of financial market data, analytics and related services to financial institutions, active traders and individual investors.  For equity securities traded in active markets, the independent pricing service obtains closing prices from major stock markets.  For the majority of our fixed maturity securities, the independent pricing service provides values generated by valuation models which use observable market inputs from various industry sources, including traded prices for both identical and comparable assets as reported by an over-the-counter corporate bond market real-time price dissemination service.  Considerable judgment is required in making assumptions used in such models, including the selection of interest rates, default risk and recovery rates and volatility risk assumptions.

To validate that the values obtained from the independent pricing service are reasonable estimates of fair value, we perform various quantitative and qualitative procedures, including, but not limited to a review of approximately 20 valuations obtained from our pricing service each quarter. The securities selected for testing are based on values that vary significantly from the previous week’s values, or where values vary significantly from actual trade information or other observable market information.  When variances occur that cannot be explained internally, we challenge the prices with our independent pricing service.  The pricing service responds to all challenges with either an affirmation or a change in their price.  We review and validate the basis for any affirmation in values.

To validate the methodology and observable market inputs used by our pricing service, we perform various quantitative and qualitative procedures, including but not limited to: 1) a quarterly written confirmation from the independent pricing service regarding changes, if any, to its underlying valuation methodologies, and 2) a semi-annual analysis of the inputs and recalculation and comparison to the outputs of the valuation models used by the independent pricing service for a minimum of ten securities selected to provide an adequate representation from each of our investment categories for each analysis period.

Based on the validation procedures noted above, we did not identify any material discrepancies between our values and those provided by the independent pricing service, and we did not adjust the prices provided by our independent pricing services as of December 31, 2008.

We use mid-market quotes from well recognized market information sources as the basis for the fair value of highly liquid U.S. Government securities (includes U.S. Government Treasury Notes and Bills).  We also use market information sources and unadjusted non-binding quotes from broker-dealers to determine the fair value of a small number of our securities that are not priced by our independent pricing service.  To validate that the values obtained from the broker-dealers are reasonable estimates of fair value, we confirm that the non-binding quotes are based on proprietary models that use observable market inputs and trade information for similar securities.  The fair values of certain privately held or thinly traded securities are determined using internal analytical methods based on the best information available.

2.                                      Since you appear to recognize losses in your equity investments on a regular basis, please revise your discussion on page 40 to also state why you believe the unrealized losses as of the latest period presented are recoverable.

As shown in the Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations on page 40 of our Annual Report to Stockholders for the year ended December 31, 2008, we had nine equity securities with unrealized losses totaling $6.8 million before tax at December 31, 2008.  As discussed on page 39, we have established a presumption that an unrealized loss of 20% or more continuously for six months or more is other-than-temporary, in addition to issuer specific events.  We have consistently applied this presumption for seventeen years.  We also disclosed on pages 39 and 40 our ability and intent to hold securities with unrealized losses for a sufficient amount of time for them to recover their values.

The unrealized losses on equity securities at December 31, 2008 were primarily related to General Electric Company and AT&T, Inc.  The unprecedented events in the capital markets resulted in extreme volatility and impacted the fair values of these two securities.  We believed both companies had long-term value and did not have specific going concern issues.

However, because the fair values did not recover as of March 31, 2009, we disclosed on page 36 of our Form 10-Q for the period ended March 31, 2009 (“First Quarter 2009 Form 10-Q”) the potential for impairment charges on these two equity securities if there were no changes in the fair values of these securities by June 30, 2009.  As of June 30, 2009, we recognized $8.4 million before tax of other-than-temporary impairment losses on the two equity securities solely due to the extent and duration that the fair values were below cost (unrealized loss of 20% or more continuously for six months or more).

In future filings, we will include a discussion of securities with unrealized losses greater than 20%, if material, similar to the disclosures included on page 36 of our First Quarter 2009 Form 10-Q.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Consolidated Balance Sheets, page 3

3.                                      In light of the deteriorating trend in premium revenues, the trend of increases in your loss and combined ratios, and a recent market capitalization that is near your book stockholders’ equity, tell us whether you performed a goodwill impairment test at June 30, 2009.  If you performed an impairment test and the test indicated that impairment was avoided by a narrow margin, please disclose, in MD&A, this fact, the major assumptions used in your analysis and the impact of reasonably likely changes in your major assumptions on future financial position and results of operations.  If you did not perform an impairment test, please tell us why by addressing paragraph 17 of SFAS

142 and paragraph 8 of SFAS 144.  Please disclose in your financial statements your policy for identifying reporting units for goodwill impairment testing purposes.

We follow the accounting guidance in paragraph 17 of SFAS 142, which requires Goodwill to be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  We perform annual goodwill impairment tests each December.  The fair value of our reporting units, estimated based on Zenith National’s common stock price, as well as the present value of expected future cash flows of the reporting units, exceeded the carrying amounts as of December 31, 2008.  Therefore, goodwill of the reporting units was not considered impaired.

We will also perform goodwill impairment tests between the annual tests if certain events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Consistent with paragraph 8 of SFAS 144, we evaluated certain business trends subsequent to December 31, 2008 including: 1) the continuing decline in our workers’ compensation premiums earned, 2) the increase in our workers’ compensation combined ratio, and 3) our market capitalization below our book stockholders’ equity.

Although our stock price is currently trading at approximately 90% of book value, it is a recent occurrence for it to trade below book value.  We believe our long-term record must be considered.  Our stock price traded at an average of approximately 162% of book value over the last ten years, approximately 174% of book value over the last five years, and approximately 100% of book value in the past year.

Approximately $19 million of the $21 million of goodwill is attributable to two Florida acquisitions in 1996 and 1998.  We were the third largest writer of workers’ compensation insurance in Florida based on direct written premium in 2008, and our estimated five-year average loss ratio was approximately 23 percentage points better than the average of the twenty top Florida workers’ compensation writers.  Another indication of the value of this business is reflected in the policyholder dividends accrued in accordance with Florida statutes because our underwriting profits exceeded the 5% allowable limit (see Note 5 to the Consolidated Financial Statements in the Second Quarter 2009 Form 10-Q).

Although we did not believe a triggering event had occurred which would require a goodwill impairment test, we performed sensitivity reviews at March 31, 2009 and June 30, 2009 which showed that the present value of future cash flows expected to be generated based on the estimated investment earnings on the reserves held by our reporting units continue to exceed the goodwill amount by a significant margin, even in the event that the current business trends continue for an extended period.  We therefore concluded that no events occurred or circumstances changed that would have more likely than not reduced the fair value of a reporting unit below its carrying amount as of March 31, 2009 or as of June 30, 2009.

In future filings, commencing with our Third Quarter 2009 Form 10-Q, we will disclose our goodwill impairment tests and policy for identifying reporting units.  An illustrative disclosure is provided below using our June 30, 2009 data.

Goodwill

We test goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A reporting unit is an operating segment or a unit one level below the operating segment.

We did not evaluate goodwill for impairment as of June 30, 2009, as no events occurred or circumstances changed that would have more likely than not reduced the fair value of a reporting unit below its carrying amount during the second quarter of 2009.  The carrying value of goodwill was $21.0 million as of June 30, 2009 and December 31, 2008.

Notes to Consolidated Financial Statements

Note 4. Investments, page 11

4.                                      In Note 10 on page 22, you disclose that you adopted FSP FAS 115-2 and FAS 124-2, as well as FSP FAS 157-4, effective March 31, 2009.  Please address the following questions:

a.              Please explain to us whether you adopted the referenced FASB Staff Positions effective January 1, 2009 as required by paragraph 44 of FSP FAS 115-2 and FAS 124-2.  If so, please revise your disclosure to clarify.  If not, please explain to us how your other-than-temporary impairments and realized gains/losses recorded in the first quarter 2009 are not materially different from those you would have recorded if you adopted the guidance on January 1, 2009.

We elected to early adopt FSP 115-2 and FAS124-2 as well as FSP FAS 157-4 for the three months ended March 31, 2009 and effective January 1, 2009.  We will clarify our disclosure in future filings, commencing with our Third Quarter 2009 Form 10-Q.  For illustrative purposes, our current disclosure on page 22 of our Second Quarter 2009 Form 10-Q, would have been revised as shown below (see additional wording in bold):

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”).  FSP FAS 115-2 and FAS 124-2 requires entities to separate an other-than-temporary impairment of a debt security into two components when there are credit related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security and it is more likely than not that it will not be required to sell the security before recovery of its cost basis.  The amount of the other-than-temporary impairment related to a credit loss is recognized in earnings and the amount of the other-than-temporary impairment related to other factors is recorded in other comprehensive income (loss).  FSP FAS 115-2 and FAS 124-2 is effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  We elected to adopt FSP FAS 115-2 and FAS 124-2 for the three months ended March 31, 2009 and effective January 1, 2009, (see Note 4).  There were no impairments previously recognized on debt securities we owned at December 31, 2008 and therefore, there was no cumulative effect adjustment to retained earnings and other comprehensive loss as a result of adopting this standard.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are Not Orderly” (“FSP FAS 157-4”).  Under FSP FAS 157-4, if an entity determines that there has been a significant decrease in the volume and level of activity for the asset or the liability in relation to the normal market activity for the asset or liability (or similar assets or liabilities), then transactions or quoted prices may not accurately reflect fair value.  In addition, if there is evidence that the transaction for the asset or liability is not orderly, the entity shall place little, if any, weight on that transaction price as an indicator of fair value.  FSP FAS 157-4 is effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  We elected to adopt FSP FAS 157-4 for the three months ended March 31, 2009 and effective January 1, 2009, and its adoption did not have a material impact on our consolidated financial condition or results of operations.

b.              On page 14, you disclose that in determining whether a credit loss existed on debt securities, you estimated the present value of cash flows expected to be collected from the fixed maturity securities and, if available, used the fair values of comparable securities of publicly traded companies.  Please explain to us how you include the fair values of comparable securities of publicly traded companies in your credit loss assessment and how this complies with the requirements of paragraph 23 of FSP FAS 115-2 and FAS 124-2 to use your best estimate of the present value of cash flows expected to be collected from the debt security.

c.               Please revise your disclosure of your other-than-temporary credit-related impairments on pages 13 and 14 to include the significant inputs, including the value of these inputs, used to measure the amount of your credit losses.  Please see paragraph 42 of FSP FAS 115-2 and FAS 124-2.

The credit related loss assessments on the two corporate fixed maturity securities with credit related impairments recorded in the first quarter 2009 were based on our estimate of the present value of cash flows expected to be collected in accordance with paragraph 23 of FSP FAS 115-2 and FAS 124-2, and we did not use the fair values of comparable securities of publicly traded companies.  The following discussion and revised disclosure clarifies our methodology in determining the amount of a credit related loss on fixed maturity securities.

The two fixed maturity securities with credit related impairments recorded in the first quarter 2009 were MGM MIRAGE and American General Finance Corporation.  We did not recognize any credit related impairments on fixed maturity securities in the second quarter 2009.  The most significant inputs used in measuring the amount of our credit related losses on the two corporate fixed maturity securities were: 1) our estimate of cash flows expected to be collected from the securities and 2) the effective interest rate implicit in the securities at the date of acquisition which was used to discount the estimated cash flows expected to be collected.

Considerable judgment is required in determining estimated cash flows for any individual security and we use a combination of factors where possible.  To determine the reasonableness of using the independent credit analysts’ cash flow estimates to determine credit related losses and when independent credit analysts’ cash flow estimates are not available or consistent, we use other market observable data.  This includes analysis of investment yield or credit default swap spreads of peer company securities that do not have indications of a significant likelihood of non-payment of contractual amounts due.  We compare the market observable data to similar data for the securities in question in order to isolate and measure the credit related loss in expected cash flows.

The estimated cash flows expected to be collected from MGM MIRAGE was 60% of par value as of March 31, 2009, which we determined primarily using published independent credit analysts’ estimates, as well as using other market observable data including our analysis of historical investment yield spreads of this security to a comparable peer company security where there were no indications of a credit related impairment.  We recorded a credit related impairment of $9.3 million using a 6.6% discount rate on this security.  The MGM MIRAGE securities were purchased at an average price of approximately 96% of par value when the credit rating was BB.  At March 31, 2009, the securities traded at 35% of par value with a credit rating of CCC.  As of August 7, 2009, the securities traded at 74% of par value with a credit rating of CCC+.

The estimated cash flows expected to be collected from American General Finance Corporation was 90% of par value as of March 31, 2009, which we determined using market observable data including our analysis of historical investment yield spreads of this security to a comparable peer company security where there were no indications of a credit related impairment.  We recorded a credit related impairment of $400,000 using a 5.49% discount rate on this security.  The American General Finance Corporation security was purchased at a price of 99% of par value when the credit rating was A+.  At March 31, 2009 the security traded at 40% of par value with a credit rating of BB+.  As of August 7, 2009, the security traded at 66% of par value with a credit rating of BB+.

We will modify our disclosure pertaining to our methodology for determining whether a credit related loss existed on fixed maturity securities beginning with the Third Quarter 2009 Form

10-Q.  Since the credit related impairments recognized in 2009 relate only to two corporate fixed maturities that do not have complex terms or structures, we believe our disclosure appropriately discusses the methodology and significant inputs used to measure the amount related to the credit related loss as required by paragraph 42 of FSP FAS 115-2 and FAS 124-2.  For illustrative purposes, the disclosure on page 14 of our Second Quarter 2009 Form 10-Q would have been revised as follows:

In determining whether a credit related loss existed on debt securities, we estimated the present value of cash flows expected to be collected from the fixed maturity securities ~~and, if available, used the fair values of comparable securities of publicly traded companies.  We believe that the blended use of both models compensates for the inherent risk associated with either model if used on a stand-alone basis, and this combination is indicative of the factors a market participant would consider when performing a similar valuation.  The discounted cash flow analysis calculated the fair value of the fixed maturity securities using management and/or published independent credit analysts’ estimates of the undiscounted recoveries for unsecured bonds as the basis for expected cash flows.~~  Considerable judgement is required in determining estimated cash flows for any individual security and we use market observable data as well as management judgement.  The cash flow estimates incorporate our assumption regarding the probability of default, and timing and amount of recoveries associated with the default.  We have developed our estimates using information based on market observable data such as industry analysts’ reports and forecasts, analysis of investment yield spreads to comparable peer company securities where there are no indications of credit related impairments, analysis of credit default swap spreads and other data relevant to the collectability of a security.  The estimated ~~expected~~ cash flows were discounted using the effective interest rate implicit in the securities at the date of acquisition.  ~~The market valuation approach compared the fair value of the fixed maturity securities and their interest rate yield to comparable fixed maturity securities issued by publicly traded companies.  Significant estimates in the fair value to yield approach include comparable business factors such as size, growth, profitability, revenue mix, geographic areas of operations and credit ratings.~~

The revised disclosure without the changes marked is provided below:

In determining whether a credit related loss existed on debt securities, we estimated the present value of cash flows expected to be collected from the fixed maturity securities.  Considerable judgement is required in determining estimated cash flows for any individual security and we use market observable data as well as management judgement.  The cash flow estimates incorporate our assumption regarding the probability of default, and timing and amount of recoveries associated with the default.  We have developed our estimates using information based on market observable data such as industry analysts’ reports and forecasts, analysis of investment yield spreads to comparable peer company securities where there are no indications of credit related impairments, analysis of credit default swap spreads and other data relevant to the collectability of a security.  The estimated cash flows were discounted using the effective interest rate implicit in the securities at the date of acquisition.

d.              Please revise your rollforward of other-than-temporary credit related impairment charges on page 17 to include the $962,000 impairment recognized in earnings during the second quarter of 2009, as disclosed on page 13.  Otherwise, explain to us why this impairment is not included in your rollforward and how your presentation complies with the guidance in paragraph 43 of FSP FAS 115-2 and FAS 124-2.

The $962,000 impairment recognized in earnings during the second quarter of 2009, as disclosed on page 13 of our Second Quarter 2009 Form 10-Q, related to a fixed maturity security that we had the intent to sell before recovery of our amortized cost basis and which we subsequently sold on July 16, 2009.  The rollforward of other-than-temporary credit related impairment charges on page 17 of our Second Quarter 2009 Form 10-Q appropriately includes only the activity for the two credit related impairments recognized in earnings in the first quarter 2009.

We followed the accounting guidance in paragraph 28 of FSP FAS 115-2 and FAS 124-2, which requires an entity that intends to sell a security before recovery of its amortized cost basis to recognize in earnings an other-than-temporary impairment equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date.  Thus, we did not bifurcate the $962,000 other-than-temporary impairment into 1) the amount representing the credit loss and 2) the amount related to all other factors.

We also followed the accounting guidance in paragraph 43 of FSP FAS 115-2 and FAS 124-2 which requires a tabular rollforward only of the amount related to credit related losses recognized in earnings in accordance with paragraph 30, which relates only to other-than-temporary impairments with credit related losses recognized in earnings.

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Loss Reserves, page 30

5.                                      On page 33 you indicate that the California Workers’ Compensation Insurance Rating Bureau released its current estimates of loss ratios of 71% for the 2008 accident year and 56% for the 2007 accident year.  You also disclose that your California loss ratios were 46% and 38%, respectively, for those same years.  Please disclose why it is reasonable to compare your loss ratios for California to those published by California’s Workers’ Compensation Insurance Rating Bureau, why your loss ratios are significantly better and why your current loss reserves are not understated.

We are a workers’ compensation specialist, with the majority of our business in California.  The key operating goal for our workers’ compensation segment is to achieve underwriting profits and significantly outperform the workers’ compensation industry.  In that regard, we expect to produce, and for a long period of time have produced, lower than average loss ratios compared to the workers’ compensation industry.  Loss ratios are a measure of how we manage risk over the long term and are a key component of our underwriting profitability.  However, expense ratios are also a component of underwriting profitability and in periods of declining premium our expense ratio may offset the advantage we have in our loss ratio because of our service strategy as a workers’ compensation specialist.

As shown on page 5 of our 2008 Form 10-K, for the years between 1978 and 2006, the average industry loss ratio in California was 77% while our California loss ratio averaged 55%, a 22 percentage point advantage over the industry average.  We have provided this information for a long period of time and from discussions with investors and analysts, we know it is meaningful to them in understanding our performance.

We believe it is reasonable to compare our California loss ratios to those published by the Workers’ Compensation Insurance Rating Bureau (“WCIRB”) for the California workers’ compensation industry for the following reasons:

•                  The WCIRB is a California unincorporated, nonprofit association comprised of all companies licensed to transact workers’ compensation insurance in California, and has over 400 member companies.  The WCIRB performs a number of functions, including collection of premium and loss data on every workers’ compensation insurance policy, examination of policy documents, inspections of insured businesses, and test audits of insurer payroll audits and claims classification.  In addition, the WCIRB recommends claims cost benchmarks, and collects a variety of rating, loss and coverage information.  The WCIRB issues reports that are widely read by parties interested in the California workers’ compensation industry, including investors and analysts.

•                  The amount of California business we write varies from year to year but the business we write is meaningful in relation to the California workers’ compensation industry.  For example, between 2003 and 2008, our market share ranged between 3.7% and 5.3% of the total workers’ compensation direct premiums written in California.  We also quote numerous opportunities for business, even though we are selective and successful on a small proportion of prospective new accounts.  While the proportion varies from year to year, California has always represented more than half of our business.

•                  We have a very long history of operating in the California workers’ compensation industry and an appropriate evaluation of our risk management effectiveness should be made over the long term.  We provide a comparison of our California loss ratios to the industry for a period of 30 years to facilitate this evaluation (see page 5 of our 2008 Form 10-K).

•                  We give weight to our own data as well as external information in determining our loss reserve estimates. With respect to the WCIRB’s loss ratio estimates, we believe our loss ratio estimates should be broadly consistent with those made by the WCIRB, although at lower levels.  The WCIRB’s loss ratio estimates for accident years 2007 and 2008 show an increase from 56% to 71% reflecting decreasing premiums and increasing loss costs during those periods; our California loss ratio estimates for 2007 through 2009 show an increase from 38% to 51% reflecting a trend of increasing loss costs and lower premiums during those periods.

We believe there are three key reasons that we have historically produced lower than average loss ratios than the workers’ compensation industry:

•                  First, our key operating goal is to achieve underwriting profits.

•                  Second, we specialize in workers’ compensation and service all material aspects of our policy obligations with our own employees.  We have our own underwriters, safety engineers, payroll auditors, claims managers, physicians, nurses, and lawyers.  Many of our competitors outsource some or all of these functions.

•                  Third, we manage our business with a focus on risk versus reward.  Our field offices have no premium or growth targets.  Our underwriters only write business that is priced with a reasonable expectation of producing a profitable underwriting result.  Accordingly, a review of our premium history will show that we grow when the market hardens, and shrink when the market is soft.

Our California loss ratio estimates for the 2008 and 2007 accident years were 25 and 18 percentage points better than the California workers’ compensation industry, respectively, and consistent with our long-term advantage.  The loss reserve estimates recorded in the financial statements at June 30, 2009 and December 31, 2008 are management’s best estimate of loss reserves, and reflected the actuarial point estimate.  We believe our loss reserve estimates as of June 30, 2009 were adequate; however, we cannot predict the amount or timing of future loss reserve development, whether favorable or unfavorable, and this is a risk factor that we always set forth in our filings.  In this regard, the WCIRB believes that the aggregate losses of the California workers’ compensation industry, as estimated and reported by the industry, are over estimated by approximately $5.0 billion at December 31, 2008.  This redundancy is primarily attributable to the WCIRB’s lower estimates of ultimate losses for accident years 2003 through 2006 — years that were impacted by the reform legislation enacted in California in 2003 and 2004.  With the benefit of hindsight, we now believe it is reasonably certain that the reforms were successful in substantially reducing California workers’ compensation loss costs compared to the years preceding the reforms.  At the time the reforms were enacted, we believed there was substantial uncertainty with respect to the ultimate impact of the reforms and we made estimates of loss reserves that, with the benefit of hindsight, were redundant.  In 2006, 2007 and 2008, as the relevant data became available, we recorded net favorable loss reserve development of $161.3 million, $113.4 million, and $78.9 million, respectively, or 17.3%, 15.4% and 13.0% of net earned premium in 2006, 2007 and 2008, respectively.  During these periods we provided substantial disclosure regarding the uncertainties surrounding our loss reserve estimates and the sensitivity of our estimates to alternative assumptions.  We believe that the WCIRB’s estimated redundancy as of December 31, 2008 should not be used as an indication of the adequacy of our loss reserves (for example, applying our market share percentage to the $5 billion redundancy for the industry) because we believe that our loss reserve estimates for recent years have reflected the benefits of the reform legislation as best we can estimate them.  Accordingly we believe it is incumbent upon us to indicate in our disclosure that the WCIRB’s estimated redundancy should not be used to estimate redundancies in our loss reserves; and that an omission of this comment could be interpreted as implying significant redundancy in our loss reserves and mislead investors.

We will modify our disclosure pertaining to our use of the California WCIRB information beginning with the Third Quarter 2009 Form 10-Q.  For illustrative purposes, the disclosure on page 33 of our Second Quarter 2009 Form 10-Q would have been revised as shown below (see additional wording in bold):

During the quarter, the WCIRB made available its current estimate of California workers’ compensation loss experience based on data through March 31, 2009 as follows:

•                  An ultimate loss ratio of 71% for accident year 2008 and 56% for accident year 2007.  These ratios compare to our ultimate California loss ratios of 46% and 38%, respectively, for those same years.  We have an estimated ultimate California loss ratio for 2009 of 51%.  We believe it is appropriate to provide a comparison of our California results to the California industry results because the amount of business we write is meaningful in relation to the California workers’ compensation industry and we earn approximately 60% of our premiums from our California business.  The comparisons for the 2008 and 2007 accident years show that we continue to have loss ratios substantially below the California industry averages, demonstrating our continued focus on managing risk and reflecting consistency with our long-term advantage.  However, because of our service strategy as a workers’ compensation specialist, our expense ratio offsets this loss ratio advantage in periods of declining premium, such as during 2009.

•                  Indemnity claim frequency for accident year 2008 is 7% lower than accident year 2007.

•                  The average cost of a 2008 indemnity claim will reflect a 15% increase in severity driven by medical inflation, representing the third consecutive year of double-digit severity increases after sharp severity declines in 2004 and 2005.

•                  The amount by which the California workers’ compensation industry’s reported loss reserves are redundant for all accident years was $5 billion.  We do not believe that the WCIRB’s estimate of reserve redundancy is representative of our situation, and therefore we do not believe this information should be used to estimate redundancies in our loss reserves.

We discuss the adequacy of our loss reserves throughout pages 30 to 34 of our Second Quarter 2009 Form 10-Q, and have re-produced excerpts which specifically address this question:

Page 31:

The loss reserve estimates recorded in the financial statements at June 30, 2009 and December 31, 2008 are management’s best estimate of loss reserves, and reflect the actuarial point estimate.  We believe our loss reserve estimates as of June 30, 2009 are adequate; however, we cannot predict the amount or timing of future loss reserve development, whether favorable or unfavorable.

Page 34:

We believe our loss reserve estimates are adequate.  However, the ultimate losses will not be known with any certainty for several years.  We assume that increasing medical cost trends will continue and will impact our long-term claims costs and loss reserves.  Additionally, the impact, if any, of the worsening economy on our claim costs is not yet known.  We will continue to evaluate our estimate of loss reserves every quarter to reflect the most current data and judgments.

In responding to the comments of the Securities and Exchange Commission, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (818) 676-3901 if I can provide any additional information.

Sincerely,

Kari L. Van Gundy
Executive Vice President
& Chief Financial Officer